                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                _______________

                                   FORM 11-K

                  /X/ ANNUAL REPORT PURSUANT TO SECTION 15 (d)
             OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                  For the fiscal year ended December 31, 1999

                                       OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT
                           OF 1934 [NO FEE REQUIRED]

                    For the transition period from __ to __

                         Commission File No: 001-12617

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               EMPLOYEES' THRIFT PLAN OF TRIGON INSURANCE COMPANY

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Trigon Healthcare, Inc.
                             2015 Staples Mill Road
                              Richmond, VA  23079

EMPLOYEES' THRIFT PLAN OF TRIGON INSURANCE COMPANY
Index to Annual Report on Form 11-K



                                                                                          Page

Independent Auditors' Report                                                                   1

Statements of Net Assets Available for Benefits                                                2

Statements of Changes in Net Assets Available for Benefits                                     3

Notes to Financial Statements                                                             4 - 10


Supplemental Schedules

 1 Schedule of Assets Held for Investment Purposes at End of Year - December 31, 1999     11 -13

 2 Schedule of Reportable Transactions - Year ended December 31, 1999                         14

Signature

Exhibit

                          Independent Auditors' Report


Employees' Thrift Plan of Trigon Insurance Company
Administrative Committee:


We have audited the accompanying statements of net assets available for benefits of the Employees' Thrift Plan of Trigon Insurance Company (Plan) as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Employees' Thrift Plan of Trigon Insurance Company as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year (Schedule 1) and reportable transactions (Schedule 2) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ KPMG LLP

Richmond, Virginia
June 9, 2000

                          EMPLOYEES' THRIFT PLAN OF
                          TRIGON INSURANCE COMPANY

               Statements of Net Assets Available for Benefits

                         December 31, 1999 and 1998


Assets                                                                                 1999                 1998
------                                                                                 ----                 ----
Investments, at fair value (note 3)                                           $     196,286,244          152,709,574

Accrued investment income receivable                                                    189,569            1,581,338

Due from broker for securities sold                                                         --               122,022
                                                                              -----------------         ------------
               Total assets                                                         196,475,813          154,412,934
                                                                              -----------------         ------------
Liabilities
-----------

Due to broker for securities purchased                                                  216,240            1,627,785

Accrued liabilities                                                                      84,358               65,405
                                                                              -----------------         ------------
               Total liabilities                                                        300,598            1,693,190
                                                                              -----------------         ------------
Net assets available for benefits                                             $     196,175,215          152,719,744
                                                                              =================         ============

See accompanying notes to financial statements.

                          EMPLOYEES' THRIFT PLAN OF
                          TRIGON INSURANCE COMPANY


         Statements of Changes in Net Assets Available for Benefits

               For the years ended December 31, 1999 and 1998


                                                                                       1999                 1998
                                                                                       ----                 ----
Additions to net assets attributed to:
    Investment income:
       Interest and dividends                                                 $       5,409,550            4,642,256
       Net appreciation in fair value of investments (note 3)                        39,424,284           13,814,506
    Contributions:
       Employer                                                                       3,265,292            3,063,977
       Participant                                                                   11,541,586            9,170,725
                                                                              -----------------          -----------
               Total additions                                                       59,640,712           30,691,464


Deductions from net assets attributed to:
    Distribution of benefits and withdrawals                                         15,572,124           11,240,236
    Administrative expenses (note 2)                                                    613,117              789,561
                                                                             ------------------          -----------
               Total deductions                                                      16,185,241           12,029,797
                                                                             ------------------          -----------
               Net increase in net assets available for benefits                     43,455,471           18,661,667

Net assets available for benefits:
    Beginning of year                                                               152,719,744          134,058,077
                                                                             ------------------          -----------
    End of year                                                               $     196,175,215          152,719,744
                                                                             ==================          ===========

See accompanying notes to financial statements.

                           EMPLOYEES' THRIFT PLAN OF
                            TRIGON INSURANCE COMPANY

                         Notes to Financial Statements

                           December 31, 1999 and 1998


(1) Summary of Significant Provisions of the Plan

    The Employees' Thrift Plan of Trigon Insurance Company (Plan) is a defined contribution plan covering substantially all employees of Trigon Insurance Company (Company) and its affiliates, excluding Mid-South Insurance Company, (Employer) who have completed three months of service with the Company and its covered affiliates. The Plan was amended and restated effective October 1, 1998. It was originally adopted by the Board of Directors of the Company effective July 1, 1980.

    The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by the Administrative Committee which is appointed by the Company. The assets of the Plan are held in trust under an agreement with The Northern Trust Company (Trustee). Recordkeeping services are provided by Administrative Solutions Group, an ADP/Mercer Alliance, Deerfield, Illinois. Participants should refer to the plan document or summary plan description for a more complete description of the Plan's provisions.

    (a)  Participant Accounts

         Individual accounts are maintained by the Plan for each eligible employee (Participant) to reflect the Participant's contributions, Employer matching contributions and distributions and withdrawals, as well as the Participant's share of the Plan's income, including gains and losses, and related administrative expenses.

    (b)  Contributions

         Participants may elect to make voluntary pre-tax contributions to the Plan in whole percentage amounts ranging from two to sixteen percent of their compensation for the year. The Employer is obligated under the matching provision of the Plan to contribute each pay period an amount equal to fifty percent of the contributions of each Participant in the Plan which do not exceed six percent of each Participant's compensation for such pay period. The Employer's contribution related to any individual participant is limited in total under the provisions of
         Section 404(a) of the Internal Revenue Code.

         In October 1998, the Plan was amended to allow the Employer, in its complete discretion, to declare a profit sharing matching contribution. The discretionary contribution would be equal to a fixed percentage of the Participant's voluntary contribution for which an employer matching contribution was made. To be eligible to receive the discretionary profit sharing matching contribution, a Participant must be an employee of the Employer on the last day of the Plan year for which the discretionary profit sharing matching contribution is made. The discretionary profit sharing matching contribution will be made in cash and invested solely in the Trigon Stock Fund and participants do not have investment rights to these contributions. The Employer made a discretionary contribution of $751,633 during 1999 and no discretionary contribution during 1998.

         Employee contributions, as shown in the accompanying statements of changes in net assets available for benefits, include amounts rolled over into the Plan from other qualified plans totaling $2,003,091 and $860,462 for the years ended December 31, 1999 and 1998, respectively.

                                       4                             (Continued)

                            EMPLOYEES' THRIFT PLAN OF
                            TRIGON INSURANCE COMPANY

                         Notes to Financial Statements

                           December 31, 1999 and 1998

   (c)  Investment Options

        Investment options of the Plan consist of nine investment funds. Participants have the option of investing in whole percentages in the following investment funds:

              Treasury Money Market Fund - This fund was added to the Plan effective October 1, 1998. The aim of this fund is to provide current income while maintaining a stable net asset value. This fund may invest solely in securities backed by the full faith and credit of the U.S. government. At least 80% of the assets will be in U.S. Treasury securities. The remainder may include securities issued by other government agencies. This fund offers the lowest risk of any of the funds.

              Short-Term Fixed Income Fund - The aim of this fund is to provide steady investment returns with relatively stable principal value. This fund may invest in short-term treasury, government agency, and corporate bonds, money market instruments, guaranteed investment contracts issued by life insurance companies, which offer a fixed interest rate, or a pooled fund investing in similar contracts.

              Bond Fund - The objective of this fund is to maximize current interest income with moderate principal risk. This fund may invest in treasury, government agency and corporate bonds, mortgages, U.S. and foreign currency-denominated securities, money market investments and mutual funds that invest in such investments.

              S&P 500 Equity Index Fund - This fund invests in the common stocks of those companies that comprise the S&P 500 index, or a mutual fund or commingled fund that invests in those companies. The objective of this fund is to provide long-term growth of capital, with growth of income as a secondary objective.

              Domestic Equity Fund - This fund primarily invests in securities that have long-term capital appreciation possibilities. The fund will emphasize common stock, convertible corporate debt and convertible preferred stock and will periodically hold fixed income securities. The portfolio is concentrated generally in 15 to 35 stocks that generally are traded on a national exchange or market. The objective of this fund is to provide long-term capital growth from stock prices and some current income from dividends.

              Global Equity Fund - This fund primarily invests in common stocks and bonds of companies based throughout the world, including the U.S. The objective of this fund is to provide long-term growth of capital and income.

              International Equity Fund - This fund is like the Domestic Equity Fund except that it primarily invests in common stocks and bonds of non-U.S. corporations instead of domestic corporations. This fund's objective is to provide long-term growth of both capital and income.

              Domestic Aggressive Growth Fund - The objective of this fund is capital growth. This fund invests primarily in the common stocks of small, rapidly growing domestic companies. It is not expected that these companies will pay cash dividends.

                                       5                             (Continued)

                            EMPLOYEES' THRIFT PLAN OF
                            TRIGON INSURANCE COMPANY

                         Notes to Financial Statements

                           December 31, 1999 and 1998


              International Aggressive Growth Fund - The International Aggressive Growth Fund is similar to the Domestic Aggressive Growth Fund, except that it invests primarily in stocks of small, rapidly growing foreign companies, or mutual or collective funds that invest in such stocks. Pursuit of long-term capital growth is this fund's primary objective. Effective October 1, 1998, this fund was no longer offered as an investment selection. All Participant balances were automatically transferred to the International Equity Fund along with any investment elections designated to this fund.

              Trigon Stock Fund - This fund invests in Trigon Healthcare, Inc. Class A Common Stock (Trigon Stock) which is listed on the New York Stock Exchange, and cash for liquidity purposes. The objective of this fund is to provide participants the opportunity to invest in the common stock of the Company's parent. This fund offers the highest risk of any of the funds because it invests in the stock of only one company.

       Participants are permitted to change investment options daily. Each investment fund is divided into units of participation which are calculated daily by the recordkeeper. The daily value of each unit is determined by dividing the total fair market value of all assets in each fund by the total number of units in that fund. Under provisions of the Plan, investment income (loss) and net appreciation (depreciation) of fair value of investments (net of administrative expenses paid by the Plan) are allocated to each participant's account based on the change in unit value for each investment fund in which the Participant has an account balance.

   (d) Vesting

       Participants are fully vested in their own contributions at all times. All participants of the Plan with an account balance as of December 31, 1986 are fully vested in the Employer's contributions. Employees of the Company entering the Plan after December 31, 1986 become fully vested in the Employer's contributions upon death, disability or retirement, or after thirty-six months of service with the Employer or any other Blue Cross and/or Blue Shield organization. In accordance with provisions of the Plan, any portion of the Employer's contributions that has not vested at the time of a participant's termination of employment shall be forfeited by the Participant and applied to reduce future employer contributions to the Plan. As of December 31, 1999 and 1998, forfeited nonvested accounts totaled $114,145 and $308,035, respectively. During 1999 and 1998, employer contributions were reduced by $322,700 and $128,570, respectively, from forfeited nonvested accounts.

   (e) Distributions

       Plan distributions are recorded when paid. The Plan prescribes numerous distribution options upon termination of employment, including retirement. Participants receive their vested amounts in a lump sum distribution or may elect to receive their vested amounts in specified periodic installments upon retirement, death or disability. Upon termination of employment prior to age 55, a participant may elect to receive vested amounts greater than $5,000 either as a lump sum distribution or defer receipt until no later than age 701/2. In addition, participants age 55 and older may also elect to receive their vested amounts in specified periodic installments. Vested amounts of $5,000 or less are distributed in a lump sum distribution. Any participant amounts invested in the Trigon Stock Fund may be distributed in whole shares of Trigon Stock plus cash for fractional shares or entirely in cash as elected by the Participant.

                                       6                             (Continued)

                            EMPLOYEES' THRIFT PLAN OF
                            TRIGON INSURANCE COMPANY

                         Notes to Financial Statements

                           December 31, 1999 and 1998

       Current employees of the Employer may request to withdraw all or a portion of their pre-tax contributions in the event of financial hardship, subject to limitations imposed by federal law and approval by the Administrative Committee.


   (f) Loans to Participants

       These loans represent loans granted to participants of the Plan and are repayable in accordance with terms established by the Plan. Loans may be requested for any reason, in amounts not less than $1,000, or more than the lesser of $50,000 or 50% of the Participant's vested account balance. The interest rate charged on any loan is fixed at the date of application at the Wall Street Journal prime rate as of the second to last business day of the preceding month plus 1%. Each loan is secured by the Participant's interest in the Plan. A participant's profit sharing matching contribution account is not available for a loan.


(2) Summary of Significant Accounting Policies

    The following are the significant accounting policies followed by the Plan:

    (a)  Basis of Presentation

         The accompanying financial statements have been prepared on the accrual basis of accounting. Accordingly, contributions to the Plan and interest and dividend income are recognized as earned and realized gains and losses and net unrealized appreciation and depreciation of fair value of investments are recognized as they occur. Plan benefit distributions and withdrawals are recognized when paid.

    (b)  Investment Valuation and Income Recognition

         The Plan's investments are stated at fair value as determined by the Plan's trustee (generally based upon quoted market prices). Loans to participants are valued at the balance of amounts due from participants of the Plan plus accrued interest thereon, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date. Realized gains and losses are computed on an average cost basis.

         The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on these investments.

   (c)   Cash Equivalents

         Cash equivalents are stated at cost which approximates fair value and consist of money market accounts and other investments purchased with original maturities of less than ninety days.


    (d)  Fair Value of Financial Instruments

         The carrying amounts of accrued investment income receivable, due from broker for securities sold, due to broker for securities purchased and accrued liabilities approximate fair value because of the short maturity

                                       7                             (Continued)

                            EMPLOYEES' THRIFT PLAN OF
                            TRIGON INSURANCE COMPANY

                         Notes to Financial Statements

                           December 31, 1999 and 1998

        of these instruments. The fair values of investments are estimated based on quoted market prices.

   (e)  Administrative Expenses

        Investment expenses and certain expenses incurred in connection with the administration of the Plan, such as trustee and recordkeeping expenses, are paid out of the investment assets of each fund. The Company provides certain administrative services at no cost to the Plan and pays for certain other administrative costs of the Plan.

   (f)  Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

   (g)  New Accounting Pronouncement

        In 1999, the Plan adopted AICPA Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters. Accordingly, information required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 1999 financial statements. The Plan's 1998 financial statements have been reclassified to conform with the current year's presentation.


(3)  Investments

     The following investments owned as of December 31, 1999 and 1998 represented 5% or more of net assets available for benefits as of these dates:

                    Description                                                        1999                     1998
          ------------------------------                                               ----                     ----
Short-Term Fixed Income Fund - Pacific Investment
   Management Company Short-Term Fund                                               $27,443,810               28,640,351

Domestic Equity Fund - Clipper Fund Inc. Common
   Stock, Open End Fund                                                              32,032,628               36,427,603

S&P 500 Equity Index Fund - Vanguard Index Trust
   500 Portfolio, Open End Fund                                                      19,986,852               13,941,172

International Equity Fund - Capital Guardian Trust
   Company, Open End Fund                                                            13,041,979                       --

Trigon Stock Fund - Trigon Healthcare, Inc. Class A
   common stock (includes nonparticipant-directed
  investments (note 4))                                                              12,903,507               12,551,850

                                       8                             (Continued)

                            EMPLOYEES' THRIFT PLAN OF
                            TRIGON INSURANCE COMPANY

                         Notes to Financial Statements

                           December 31, 1999 and 1998

   During 1999 and 1998, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) as follows:

                                                                                               Years ended December 31,
                                                                                   ----------------------------------------------
                                                                                       1999                              1998
                                                                                       ----                              ----
Common stocks                                                                      $37,029,740                         2,553,075
Preferred stocks                                                                            --                              (400)
Mutual funds                                                                         5,048,678                         6,468,142
Collective trust funds                                                                      --                         1,387,323
Government obligations                                                                      --                            29,053
Corporate debt instruments:
   Preferred                                                                                --                               (20)
   Other                                                                                    --                           (20,702)
Trigon Healthcare, Inc. Class A common stock                                        (2,649,861)                        3,418,483
Other                                                                                   (4,273)                          (20,448)
                                                                                   ------------                       ----------
                                                                                   $39,424,284                        13,814,506
                                                                                   ============                       ==========

(4)  Nonparticipant-directed Investments

     Information about the net assets available for benefits and the changes in net assets available for benefits for the nonparticipant-directed investments is as follows:

                                                                                               December 31,
                                                                                       ---------------------------
                                                                                         1999               1998
                                                                                       --------          ----------
Net assets available for benefits-- Trigon Healthcare,
    Inc. Class A common stock                                                          $620,920                 --
                                                                                       ========          ==========
Changes in net assets:
    Discretionary contribution                                                         $751,633
    Net depreciation in fair value of investments (note 3)                              (81,074)
    Distribution of benefits and withdrawals                                            (49,084)
    Administrative expenses (note 2)                                                       (555)
                                                                                       --------
                 Net increase in net assets available
                    for benefits                                                       $620,920
                                                                                       ========


(5)  Tax Status

     The Plan obtained its latest determination letter dated February 2, 2000, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan administrator believes that the Plan has operated in accordance with the terms of the plan document and current tax law. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

                                       9                             (Continued)

                            EMPLOYEES' THRIFT PLAN OF
                            TRIGON INSURANCE COMPANY

                         Notes to Financial Statements

                           December 31, 1999 and 1998

     Under present Federal income tax laws and regulations, participants will not be taxed on Employer contributions allocated to their accounts, investment earnings on such contributions, or investment earnings on their own contributions at the time such contributions and investment earnings are received by the Trustee under the Plan; but they may be subject to tax thereon at such time as they receive actual distributions from the Plan. Under normal circumstances, the Plan will not be taxed on its dividend and interest income or any capital gains realized by it or any unrealized appreciation on investments.


(6)  Plan Termination

     Although it has not expressed any intent to do so, the Employer's Board of Directors has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the Participants will become fully vested in their accounts.


(7)  Related Party Transactions

     The Plan owned 437,407 shares of Trigon Stock as of December 31, 1999. The Trigon Stock had a cost basis of $15,450,845 and a fair value of $12,903,507. During the year, 227,317 shares of Trigon Stock were purchased at a total cost of $7,986,676 and 125,849 shares, with a cost basis of $3,564,387, were sold for $4,465,848.

     As of December 31, 1998, the Plan owned 336,398 shares of Trigon Stock with a cost basis of $8,852,338 and a fair value of $12,551,850. During 1998, 198,154 shares of Trigon Stock were purchased at a total cost of $6,064,828 and 86,689 shares, with a cost of $2,122,553, were sold for $2,789,541.

     Certain plan investments are units of a collective trust managed by the Trustee, a party-in-interest. Fees paid by the Plan for trustee services amounted to $84,973 and $94,853 for the years ended December 31, 1999 and 1998.

                                                               Schedule 1

                               EMPLOYEES' THRIFT PLAN OF
                               TRIGON INSURANCE COMPANY

              Schedule of Assets Held for Investment Purposes at End of Year

                                   December 31, 1999

                                                                              Number
                                                                            of shares/                                  Current
                 Description of investments                                   units                 Cost                 value
           --------------------------------------                         --------------         ----------           -----------
   Corporate stock - common
   ------------------------
   #REORG CBT GROUP PUB LTD SPONSRD N/C TO SMARTFORCE PLC ADR                  24,300  $           684,737                814,050
   #REORG DII GRP INC COM STKMGR TO   FLEXTRONICS INTL L                        4,700              124,723                333,550
   #REORG GENESYS TELCOMM LAB INC COM STK MERGER ALCATEL ADR                  164,000              502,620                885,600
   #REORG INTERVU INC COM STK MERGER TO AKAMI TECH COM #2-                     20,000              273,653              2,100,000
   #REORG MISSION CRITICAL SOFTWARE INC   STKMERGER TO NETIQ                    9,900              456,113                693,000
   #REORG SILKNET SOFTWARE INC COM STK MGR TO KANA COMM COM                     5,000              480,120                828,750
   #REORG TUBOSCOPE INC COM N/C TO VARCO INTERNATIONAL INC                     41,800              356,742                663,575
   #REORG UBID INC COM STK MERGER TO CMGI INC #2-096805 @ .2                    4,229               94,791                112,069
   #REORG USWEB CORP COM STK MERGER WITH   WHITTMAN-HART INC                   16,600              431,925                737,663
   ADELPHIA BUSINESS SOLUTIONS INC CL A                                        26,100              454,578              1,252,800
   ADR BUSINESS OBJECTS S A SPONSORED ADR                                      11,200              524,571              1,496,600
   AFFILIATED COMPUTER SVCS INC CL A COM                                       28,400            1,278,000              1,306,400
   AFFILIATED MANAGERS GROUP INC COM STK                                        8,400              250,511                339,675
   AIRNET COMMUNICATIONS CORP COM                                              36,000              504,000              1,309,500
   ALLAIRE CORP COM                                                             6,300              635,958                921,769
   ALPHARMA INC CL A                                                           10,600              330,289                325,950
   AMERICAN TOWER CORP CL A                                                    14,700              428,817                449,269
   APPNET INC FORMERLY APPNET SYS INC                                          27,400              332,342              1,198,750
   ASPECT COMMUNICATIONS INC COM                                               23,300              405,241                911,613
   ATWOOD OCEANICS INC COM                                                     11,200              349,074                432,600
   BARRETT RES CORP COM PAR $0.01                                              11,500              459,926                338,531
   BINDVIEW DEV CORP COM                                                       21,700              494,927              1,078,219
   BURR-BROWN CORP                                                             20,850              447,566                753,206
   CACHEFLOW INC COM ISIN US 1269461026                                         5,200              670,271                679,575
   CASELLA WASTE SYS INC CL A COM STK                                          30,700            1,119,038                579,463
   CDW COMPUTER CTRS INC COM                                                    7,600              365,371                597,550
   CEPHALON INC CON                                                            21,700              375,975                750,006
   CHIREX INC COM                                                              17,900              505,460                261,788
   CINAR CORP FORMERLY CINAR FILMS INC TO 12/10/1998 CL B CO                   43,400            1,099,550              1,063,300
   CITADEL COMMUNICATIONS CORP COM                                             12,300              351,375                797,963
   CLARENT CORP DEL COM ISIN US1804611051                                      11,600              504,776                901,900
   COLE KENNETH PRODTNS INC CL A                                               12,200              388,183                558,150
   CONCENTRIC NETWORK CORP DEL COM                                              9,200              254,705                283,475
   COR THERAPEUTICS INC                                                        10,100              221,349                271,438
   CREATIVE COMPUTERS INC COM                                                   6,000               95,703                 43,875
   CREDENCE SYS CORP DEL                                                        9,100              282,860                787,150
   CTS CORP COM                                                                   600               26,119                 45,225
   CYPRESS SEMICONDUCTOR CORP COM                                              12,100              291,168                391,738
   DIGITAL LIGHTWAVE INC COM                                                   19,900              619,663              1,273,600
   DOCUMENTUM INC COM                                                          16,000              441,695                958,000
   DSP GROUP INC COM                                                           12,000              477,250              1,116,000
   ELECTRO SCIENTIFIC INDS INC COM                                              8,200              436,386                598,600
   ETHAN ALLEN INTERIORS INC COM                                               18,150              606,841                581,934
   FWD AIR CORP COM                                                            19,300              433,081                837,138
   F5 NETWORKS INC COM STK                                                      6,900              187,722                786,600
   GST TELECOMMUNICATIONS INC COM                                              55,400              383,681                502,063
   HARBINGER CORP COM                                                          20,300              442,038                645,794
   HARMONIC INC COM                                                             6,200              425,792                588,613
   HUMAN GENOME SCIENCES INC                                                    4,200              516,637                641,025
   IDEC PHARMACEUTICALS CORP COM                                                7,200              243,934                707,400
   IMCLONE SYS INC COM                                                          2,800               97,366                110,950
   INFOCURE CORP COM                                                           36,400              492,494              1,135,225
   INVITROGEN CORP COM                                                         13,200              524,155                792,000
   ISS GROUP INC OC-COM                                                        17,200              575,828              1,223,350
   IXL ENTERPRISES INC COM STK                                                 14,100              488,115                782,550
   KOPIN CORP                                                                  22,800              436,952                957,600
   KULICKE & SOFFA INDS INC COM                                                12,700              525,920                540,544

                                       11                           (Continued)

                                                              Schedule 1


                               EMPLOYEES' THRIFT PLAN OF
                               TRIGON INSURANCE COMPANY

        Schedule of Assets Held for Investment Purposes at End of Year

                                   December 31, 1999

                                                                              Number
                                                                            of shares/                                  Current
                 Description of investments                                   units               Cost                   value
           --------------------------------------                         --------------       ----------             -----------
   LAM RESH CORP COM                                                          8,700          $   342,672                970,594
   LEAP WIRELESS INTL INC COM                                                 9,800              498,127                769,300
   LEGATO SYS INC COM                                                         4,900              123,450                337,181
   LYCOS INC COM                                                              1,800               50,006                143,213
   M/I SCHOTTENSTEIN HOMES INC NEW                                           35,900              785,458                558,694
   M-SYSTMES FLASH DISK PIONEER COM                                          36,300              481,513              1,193,363
   MCAFEE COM CORP CL A                                                      13,100              157,200                589,500
   MEDICIS PHARMACEUTICAL CORP CL A NEW                                       8,600              333,486                366,038
   MICREL INC COM                                                             6,400              177,837                364,400
   MICROCHIP TECH INC COM                                                     4,000              150,550                273,750
   MRV COMMUNICATIONS INC COM                                                11,100              669,768                697,913
   NABORS IND INC COM                                                        17,900              429,680                553,781
   NATL INSTRS CORP COM                                                      23,100              605,173                883,575
   NBTY INC COM                                                              16,200              115,425                187,313
   O REILLY AUTOMOTIVE INC COM                                               49,600            1,167,247              1,066,400
   ORCKIT COMMUNICATIONS LTD COM                                             16,100              462,395                552,431
   PAC SUNWEAR CAL INC COM                                                   12,700              276,891                404,813
   PEGASUS COMMUNICATIONS CORP CL A                                          16,400              651,059              1,603,100
   PINNACLE HLDGS INC COM                                                    26,900              391,563              1,139,888
   PLAYBOY ENTERPRISES INC (HOLDINGS CO) 1 NEW CL B                          12,100              363,000                294,181
   PROVIDENT BANKSHARES CORP COM                                             47,722            1,130,557                826,187
   PWR INTEGRATIONS INC COM                                                  27,200              553,773              1,303,900
   QLOGIC CORP COM                                                            8,200              268,295              1,310,963
   SBS BROADCASTING SA                                                       23,700              648,188              1,153,894
   SDL INC COM                                                                5,500              191,542              1,199,000
   SEMTECH CORP                                                              11,700              423,154                609,863
   SFX ENTMT INC CL A                                                         7,050              259,188                255,122
   SUNGLASS HUT INTL INC COM                                                 26,900              195,994                302,625
   S1 CORP COM STK                                                            7,700              258,777                601,563
   TELETECH HLDGS INC COM                                                    28,500              574,022                960,536
   TIMBERLAND CO CL A                                                         7,000              223,500                370,125
*  TRIGON HEALTHCARE INC CL A COM                                           437,407           15,450,845             12,903,507
   TRIMERIS INC COM                                                          14,200              263,642                335,475
   TRIQUINT SEMICONDUCTOR INC COM                                            12,300              437,620              1,368,375
   URBAN OUTFITTERS INC                                                      16,400              448,689                477,650
   UTI ENERGY CORP COM                                                       35,800              499,599                825,638
   VARIAN SEMICONDUCTOR EQUIPTMENT ASSOCS INC COM                            25,500              472,433                867,000
   VERIO INC COM                                                             20,200              411,756                932,988
   VIATEL INC COM                                                            11,200              517,127                600,600
   VISUAL NETWORKS INC COM                                                   18,000              542,151              1,426,500
   WILLIAMS SONOMA INC COM                                                    9,400              288,273                432,400
   XIRCOM COM                                                                12,300              545,204                922,500
   XM SATELLITE RADIO HLDGS INC CL A                                         28,200              441,724              1,075,125
   24 / 7 MEDIA INC COM STK                                                   9,300              511,400                523,125
                                                                                             -----------           ------------
                                 Total corporate stock - common                               58,998,630             86,608,810
                                                                                             -----------           ------------

   Mutual funds
   ------------

   MFO CAP GAURDIAN GLOBAL FD                                               123,406            1,634,368              2,132,448
   MFO CLIPPER FD INC COM OPEN END FD                                       490,696           36,321,748             32,032,628
   MFO CAP GUARDIAN NON-US EQTY (2503-010)                                  344,935            8,280,271             13,041,978
   MFO PIMCO TOTAL RETURN OPEN END FD                                       461,261            4,794,623              4,566,482
   MFO PIMCO SHORT TERM FD-INSTL                                          2,758,172           27,567,274             27,443,810
   MFO VANGUARD INSTL INDEX FD SH BEN INT OPEN END FD                       149,144           17,530,011             19,986,852
   MFO VANGUARD TREAS FD TREAS MONEY MKT   PORTFOLIO                      3,286,834            3,286,834              3,286,834
                                                                                             -----------           ------------
                                 Total mutual funds                                           99,415,129            102,491,032
                                                                                             -----------           ------------

                                       12                            (Continued)

                                                              Schedule 1


                               EMPLOYEES' THRIFT PLAN OF
                               TRIGON INSURANCE COMPANY

              Schedule of Assets Held for Investment Purposes at End of Year

                                   December 31, 1999

                                                                              Number
                                                                            of shares/                                  Current
                 Description of investments                                   units                 Cost                 value
           --------------------------------------                         --------------         ----------           -----------
   Collective Trust Fund
   ---------------------
*  COLTV SHORT TERM INVT FD                                                 2,543,849          $  2,543,849            2,543,849
                                                                                               ------------         ------------
                                 Total collective trust funds                                     2,543,849            2,543,849
                                                                                               ------------         ------------
                                                                                               $160,957,608          191,643,691
                                                                                               ============         ------------
   Loans to Participants
   ---------------------
   PARTICIPANT LOANS, interest rates 7.0% - 12.5%                                                                      4,642,553
                                                                                                                    ------------
                                 Total loans to participants                                                           4,642,553
                                                                                                                    ------------
                                 Total assets                                                                       $196,286,244
                                                                                                                    ============


   *Party-in-interest


See accompanying independent auditors' report.

                                       13                            (Continued)

                                                            Schedule  2
                           EMPLOYEES' THRIFT PLAN OF
                            TRIGON INSURANCE COMPANY

                       Schedule of Reportable Transactions

                      Year ended December 31, 1999 (a) (b)


                                                                                    Expense                 Current value
                                                                                   incurred                  of asset on        Net
      Identity of                                    Purchase    Selling   Lease      with       Cost of    transaction        gain
    party involved        Description of asset        price      price    rental  transaction     asset         date          (loss)
    --------------        --------------------       --------    -------  ------  -----------    -------    -------------     ------
 * Trigon Stock Fund   Trigon Healthcare, Inc.
                       common stock, 38 purchases  $7,986,676         --    --      12,119      7,986,676     7,986,676           --

 * Trigon Stock Fund   Trigon Healthcare, Inc.
                       common stock, 21 sales              --  4,465,848    --       4,411      3,564,387     4,465,848      901,461


 *   Party-in-interest

(a) Represents transaction or a series of transactions in securities of the same issue in excess of 5% of the plan market value as of December 31, 1998.

(b) Includes participant and nonparticipant-directed transactions.

See accompanying independent auditors' report.

                                   SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Employees' Thrift Plan of Trigon Insurance Company Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                      EMPLOYEES' THRIFT PLAN OF TRIGON INSURANCE COMPANY



                      By:    /s/ R. Scott Cave
                         --------------------------------------
                         R. Scott Cave
                         Administrative Committee Member


Date:  June 26, 2000

EXHIBIT INDEX


Exhibit
Number            Description
-------           -----------

   23          -- Consent of Independent Auditors.